

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 3, 2015

<u>Via E-mail</u>
Adam Elsesser
Chairman, Chief Executive Officer and President
Penumbra, Inc.
One Penumbra Place
1351 Harbor Bay Parkway
Alameda, California 94502

> **Re:** **Penumbra, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 31, 2015**
> **File No. 333-206412**

Dear Mr. Elsesser:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2015 letter.

<u>Revenue, page 51</u>

1.   We note your disclosure added in response to prior comment 4. However, because you do not disclose the dollar amount of your sales from your neuro embolization products, the significance of the disclosed 20% decrease in sales is unclear. Therefore, the extent of the increase in sales of your other products is unclear. Please revise for clarity regarding the extent of the decrease in sales, and discuss the reasons for the reduced demand.

Quarterly Results, page 55

2.   We note your statement that your "revenue and gross profit increased sequentially for all quarters presented." However, it appears that your gross margins decreased in the quarter ending June 30, 2015 as compared to the quarter ending March 31, 2015. Please revise your disclosure to clarify the reasons for the decrease.

Indigo System, page 87

3.   We note your response to prior comment 6 and your reference to initial clinical experience on page 87. Please clarify the significance and limitations of the initial results.

You may contact Tara Harkins at 202-551-3639 or Jay Webb, Senior Accountant at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Alan F. Denenberg